Exhibit 7.1

Santander UK Group Holdings plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended	Year ended December 31
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Profit on continuing operations before tax	1,078	1,342	1,399	1,109	1,152

Fixed charges: interest expense (B) (1)	541	1,146	1,291	1,549	1,774

Preference security dividend requirements of consolidated subsidiaries	(18)	(23)	(40)	(57)	(57)

Earnings before taxes and fixed charges (A)	1,601	2,465	2,650	2,601	2,869

Ratio of earnings to fixed charges (A/B)	296	215	205	168	162

(ii) Including interest on retail deposits

	Six months ended	Year end December 31
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Profit on continuing operations before tax	1,078	1,342	1,399	1,109	1,152

Fixed charges: interest expense (B) (1)	1,528	3,120	3,363	4,207	4,698

Preference security dividend requirements of consolidated subsidiaries	(18)	(23)	(40)	(57)	(57)

Earnings before taxes and fixed charges (A)	2,588	4,439	4,722	5,259	5,793

Ratio of earnings to fixed charges (A/B)	169	142	140	125	123

Note

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.